UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   May 2007            File No.    0-30720

Radius Gold Inc.

(Name of Registrant)

355 Burrard Street, Suite 830, Vancouver, British Columbia, Canada V6C 2G8

(Address of principal executive offices)

1.

News Release dated May 29, 2007

2.

Financial Review for the Period ended March 31, 2007.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Gold Inc.

(Registrant)

Dated: June 20, 2007	By: /s/ Simon Ridgway Simon Ridgway President and Director

news release

NR RG4  May 29, 2007

Radius announces initial sampling results from its Trébol property, Nicaragua

Simon Ridgway, President of Radius Gold Inc. (TSX-V: RDU) is pleased to provide an update on recent work on a new gold discovery in northeast Nicaragua. Recent stream sediment and reconnaissance rock sampling within the Region Autonoma Atlantico Norte (RAAN) in northeastern Nicaragua identified vein float, and notable amounts of free, visible gold in stream sediment and quartz float in two areas.  An application for two new exploration concessions, the Santo Domingo and La Ampola concessions, was successful and the concessions were recently granted to Radius.  The area covers at least two new epithermal vein systems exposed on a series of low-lying ridges.  A map showing the location of the Santo Domingo property can be found on the Radius website at www.radiusgold.com.

At Trébol, a gold-bearing epithermal system comprising 3 individual vein trends was mapped over a distance of 2 km.  The veins are of typical low-sulphidation affinity and comprise banded quartz breccias and stockworks, with visible gold noted at some locations.  Trenches were excavated at four locations over a strike length of 1.2 km, and the limits of the mineralized system are still unknown.  The prominent low ridges that appear to define the mineralized bodies continue along trend for several kilometers and have yet to be prospected.

Trench Number	Sampled Interval	Weighted Average Au g/t
TRSD-01	13.5	0.24
TRSD-02	10.4	1.34
TRSD-03	18.0	1.46
TRSD-04*	10.5	9.1

* includes 0.75m @ 13.1 g/t Au and 0.75m @ 66.2 g/t Au with abundant visible gold observed

Trenches TRSD-01 to -03 are located in a broad, well developed stockwork zone whereas trench TRS-04, topographically lower, exposes a quartz/adularia banded vein with abundant visible gold associated with manganese and iron oxides.

The Company is highly encouraged by the results of this initial broad-based sampling and believes that the property has the potential to host a major epithermal vein system with significant strike extent.

This prospect is located in a remote region of northern Nicaragua where environmental and social issues must be considered at every stage of the development.  Radius’s exploration team is therefore establishing an exploration camp and will work closely with the local communities at each step of the exploration program to ensure broad community support for the work.  Further geological work is planned -including mapping, prospecting and excavating of more trenches- in order to define the size of the mineralized system.

Work is also underway on another epithermal system exposed on the Ampola concession, also in northeast Nicaragua, and will be reported at a later date.  Several other applications in this region are pending.

Assay Protocol & Qualified Person

All sample preparation and analyses were conducted by CAS Laboratories in Tegucigalpa, Honduras. Samples were analyzed for Au, using a 30 gram pulp with Fire Assay, AA finish.

The information in this release was prepared under the supervision of Mr. Gregory Smith, a member of the Association of Professional Engineers and Geoscientists of British Columbia, and a "Qualified Person" in accordance with National Instrument 43-101.

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President

Investor relations:  Ralph Rushton

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.3-million

FINANCIAL REVIEW

First Quarter Ended March 31, 2007

RADIUS GOLD INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2007

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

UNAUDITED FINANCIAL STATEMENTS: In accordance with National Instrument 51-102 of the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the three months ended March 31, 2007.

RADIUS GOLD INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED BALANCE SHEETS

AS AT MARCH 31, 2007

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	March 31, 2007	December 31, 2006
ASSETS

CURRENT
Cash and cash equivalents	$ 1,193,391	$ 933,697
Marketable securities (Note 3)	7,747,275	9,023,890
Advances and other receivables	1,350,369	838,139
GST receivable	14,035	13,688
Due from related parties (Note 6)	135,644	147,870
Prepaid expenses and deposits	82,625	96,744

	10,523,339	11,054,028
PROPERTY & EQUIPMENT	324,029	330,962
MINERAL PROPERTIES	13,950,190	13,438,248

	$24,797,558	$24,823,238

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 239,171	$ 213,689
Due to related party (Note 6)	9,896	10,510
	$ 249,067	$ 224,199

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 7)	42,486,069	42,486,069
CONTRIBUTED SURPLUS	3,443,487	3,443,487

	45,929,556	45,929,556
DEFICIT	(21,446,212)	(21,330,517)
ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 12)	65,147
	24,548,491	24,599,039

	$24,797,558	$24,823,238

Nature of operations (Note 1)

APPROVED BY THE DIRECTORS:

      “signed”                                       , Director

     “signed”                                  , Director

Simon Ridgway

Mario Szotlender

(See Accompanying Notes)

RADIUS GOLD INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENT OF DEFICIT

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2007

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	Three Month Period Ended March 31,
	2007	2006

EXPENSES
Amortization	$10,864	$12,775
Consulting fees	31,362	(3,073)
Donations	475	-
Legal and accounting fees	-	11,567
Management fees & salaries (Note 6)	15,000	15,000
Non-cash compensation charge (Note 7)	-	1,230,750
Office and miscellaneous	15,613	8,594
Public relations	32,805	17,045
Rent and utilities	6,367	6,805
Repair and maintenance	1,196	89
Salaries and wages (Note 6)	31,235	34,397
Telephone and fax	2,844	2,935
Transfer agent and regulatory fees	7,516	8,160
Travel and accommodation	26,955	9,717
	181,655	1,354,761
OTHER INCOME (EXPENSES)
Foreign currency exchange	12,710	(10,477)
Loss on uncollectible receivable	(22,172)	-
Interest income	62,956	102,137
Other income	12,466	9,475
Write off of deferred exploration costs	-	(307,861)
	65,960	(206,726)

Net loss for the period	(115,695)	(1,561,487)

Deficit, beginning of the period	(21,330,517)	(16,766,711)

Deficit, end of the period	$(21,446,212)	$(18,328,198)

LOSS PER SHARE	$ (0.00)	$ (0.03)

NUMBER OF WEIGHTED AVERAGE SHARES	53,385,988	52,935,988

(See Accompanying Notes)

RADIUS GOLD INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2007

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

Three Month Period Ended March 31, 2007

NET LOSS	$ (115,695)

Other comprehensive income, net of tax
Unrealized gain on available for sale marketable securities	28,711

COMPREHENSIVE LOSS	$ (86,984)

(See Accompanying Notes)

RADIUS GOLD INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2007

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	Three Month Period Ended March 31,
	2007	2006

OPERATING ACTIVITIES
Net (loss) income for the period	$ (115,695)	$ (1,561,487)
Items not involving cash:
Gain from settlement of old debt	(7,406)	-
Amortization	10,864	12,775
Write off of deferred exploration costs	-	307,864
Non-cash compensation charge (Note 7)	-	1,230,750
	(112,237)	(10,101)
Changes in non-cash working capital items	(472,976)	(272,817)
	(585,213)	(282,918)

INVESTING ACTIVITIES
Marketable securities	1,349,168	199,607
Due to related parties (Note 6)	(614)	(34,773)
Due from related parties (Note 6)	12,226	41,803
Expenditures on deferred exploration costs	(511,942)	(665,317)
Purchase of property & equipment	(3,931)	(2,284)
	844,907	(460,964)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	259,694	(743,882)

Cash and cash equivalents – beginning of period	933,697	1,423,554

CASH AND CASH EQUIVALENTS – END OF PERIOD	$ 1,193,391	$ 679,672

Supplementary disclosure of cash flow information:
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

Non-cash Transactions – Note 8

(See Accompanying Notes)

RADIUS GOLD INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION COSTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2007

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	Guatemala	Nicaragua		Mexico		Canada	Ecuador
	Mineral Concessions	General Exploration	Mineral Concessions	General Exploration	Mineral Concessions	General Exploration	Cerro Colorado	Period Ended March 31, 2007	Year Ended December 31, 2006

ACQUISITION COSTS
BALANCE – BEGINNING OF PERIOD	$ 4,142,864	$ -	$ -	$ -	$ -	$ -	$ 113,130	$ 4,255,994	$ 3,986,273

Cash	-	-	5,863	-	-	-	-	5,863	391,325

Write-off Acquisition Costs	-	-	-	-	-	-	-	-	(121,604)
BALANCE – END OF PERIOD	4,142,864	-	5,863	-	-	-	113,130	4,261,857	4,255,994

DEFERRED EXPLORATION COSTS
BALANCE – BEGINNING OF PERIOD	$ 5,753,974	$ 682,117	$ 2,737,301	$ -	$ -	$ 4,129	$ 4,734	$ 9,182,255	$ 9,745,591

Property Payment/Investigation	-	-	343	-	-	-	-	343	41,680
Automobile	799	15,599	3,317	1,046	-	-	-	20,761	97,027
Camp, food and supplies	3,342	5,772	3,537	1,570	-	-	-	14,221	85,141
Drafting, maps and printing	62	208	98	1,839	1,897	-	-	4,105	10,449
Exploration administration	1,092	3,470	7,389	21	-	-	-	11,972	56,347
Foreign Exchange	(68)	311	58	80	-	-	-	381	-
Environment	-	-	517	-	-	-	-	517	6,641
Geochemistry	-	2,754	-	9.762	-	-	-	12,516	252,321
Geological consulting (Note 6)	15,633	59,261	11,190	44,286	9,730	-	3,516	143,616	896,503
Other consulting	8,424	1,248	5,934	9,849	-	-	-	25,455	125,761
Legal and accounting	2,449	3,675	750	920	-	-	-	7,794	82,373
Licenses, rights and taxes	536	4,013	47,390	-	-	-	-	51,939	126,357
Linecutting & trenching	115,982	1,702	-	176	-	-	-	117,860	37,140
Materials	880	1,951	731	36	-	-	-	3,599	17,850
Maintenance	487	715	2,537	166	-	-	-	3,905	16,839
Miscellaneous	702	283	79	28	-		-	1,093	10,547
Medical expenses	1,440	888	21	127	-	-	-	2,474	36,532
Rent and utilities	8,012	5,333	2,174	724	-		-	16,243	83,575
Rental equipment	-	-	-	-	-		-	-	14,645
Salaries and wages	13,631	11,434	8,496	4,560	-		-	38,121	194,944
Shipping	117	247	492	175	-	-	-	1,031	18,550
Telephone and communications	1,139	3,062	2,382	927	-		-	7,510	38,517
Travel and accommodation	4,001	8,509	3,143	4,475	-	-	494	20,623	118,122
	178,661	130,435	100,579	80,766	11,628	-	4,010-	506,079	2,367,861
Write-off Exploration Costs	-	-	-	-	-	-	-	-	(2,931,198)

BALANCE – END OF PERIOD	5,932,634	812,552	2,837,880	80,766	11,628	4,129	8,744	9,688,334	9,182,254

TOTAL MINERAL PROPERTIES - END OF PERIOD	$10,075,498	$ 812,552	$ 2,843,742	$ 80,766	$ 11,628	$ 4,129	$ 121,874	$ 13,950,190	$ 13,438,248

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the three month period ended March 31, 2007

Expressed in Canadian Dollars

1.

Nature and Continuance of Operations

Radius Gold Inc. (The Company) was formed by the amalgamation of Radius Explorations Ltd. (Radius) (formerly RDU – TSXV) and PilaGold Inc. (PilaGold) (formerly PRI – TSXV) which became effective on July 1, 2004.

The Company is engaged in acquisition and exploration of mineral properties located primarily in Central and South America. The amounts shown for the mineral properties represent costs incurred to date and do not reflect present or future values.  The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable.  Accordingly, the recoverability of these capitalized costs is dependant upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their development and upon future profitable production or disposition thereof.

2.

Basis of Presentation

Management has prepared the period ending March 31, 2007 interim consolidated financial statements of the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates. The financial statements have, in management’s opinion, been properly prepared using careful judgement and within the framework of the significant accounting policies summarized below.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

i)

Minerales Sierra Pacifico S.A. and Exploraciones Mineras de Guatemala S.A., companies incorporated under the laws of Guatemala;

ii)

Minerales de Nicaragua S.A. and Desarrollo Geologico Minerao, S.A., companies incorporated under the laws of Nicaragua;

iii)

Recursos Del Cibao, S.A., a company incorporated under the laws of the Dominican Republic;

iv)

Radius Panamá Corporation, Weltern Resources Corp. and Corporación Geológica de Panamá, companies incorporated under the laws of Panamá.

v)

Radius (Cayman) Inc. and Pavon (Cayman) Inc., companies incorporated under the laws of Cayman Island; and

vi)

Geometalos Del Norte-Geonorte, a company incorporated under the laws of Mexico.

All significant inter-company transactions have been eliminated upon consolidation.

3.

Change in Accounting Policies

On January 1, 2007, the Company adopted the provisions of CICA Sections 1530 “Comprehensive Income”, 3251 “Equity”, 3855 “Financial Instruments – Recognition and Measurement”, 3861 “Financial Instruments – Presentation and Disclosure”, and 3865 “Hedges” which were effective for the fiscal years beginning on or after October 1, 2006.  These sections address the classification, recognition and measurement of financial instruments and hedges in the financial statements and inclusion of other comprehensive income.

As a result of adopting these new standards at January 1, 2007, the Company recorded an unrealized gain of $36,436 (Note 12) for the change in accounting for financial assets classified as “available-for-sale” and measured at fair value instead of cost.  This increase is reported as a one-time cumulative effect to other comprehensive income.

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the three month period ended March 31, 2007

Expressed in Canadian Dollars

3.

Change in Accounting Policies (cont’d)

The Company has made the following classifications:

The marketable securities have been classified as “available-for-sale”.  They are initially recorded at cost which is equal to their fair value.  Subsequent changes to the market value of the investments are recorded as changes to other comprehensive income.

Cash and cash equivalents, accounts receivable and prepaid expenses, due from related parties, and accounts payable and accrued liabilities have been classified as “held-for-trading”.  The fair values of these financial instruments approximate their carrying values due to their short-term nature or capacity of prompt liquidation.

4.

Cash and Cash Equivalents

Cash and cash equivalents included highly liquid investments with original maturities of three months or less.

Foreign Currency Translation

Monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred.  Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date.  Gains or losses arising from the translations are included in operations.

5.

Property and Equipment

	Three months ended March 31, 2007
	Cost	Accumulated Amortization	Net

Land	$ 103,077	$ -	$ 103,077
Leasehold improvements	15,322	14,184	1,138
Trucks	195,765	128,223	67,542
Computer equipment	91,233	52,083	39,150
Furniture and equipment	170,423	82,711	87,712
Geophysical equipment	36,445	12,207	24,238
Website	4,800	3,628	1,172

	$ 617,065	$ 293,036	$ 324,029

	Year ended December 31, 2006
	Cost	Accumulated Amortization	Net

Land	$ 103,077	$ -	$ 103,077
Leasehold improvements	15,322	13,147	1,905
Trucks	195,765	122,427	73,338
Computer equipment	87,305	49,219	38,086
Furniture and equipment	170,511	82,725	87,786
Geophysical equipment	36,445	10,942	25,503
Website	4,800	3,533	1,267

	$ 613,225	$ 282,263	$ 330,962

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the three month period ended March 31, 2007

Expressed in Canadian Dollars

6.

Related Party Transactions

The Company incurred the following expenditures charged by officers and companies which have common directors with the Company:

	For the three months ended March 31,
	2007	2006
Expenses
Management fees	$ 15,000	$ 15,000
Salaries and benefits	19,720	19,608
Mineral property costs:
Geological consulting fees	18,000	48,005

	$ 52,720	$ 82,613

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $4,520 due from directors and officers of the Company. These were funds advanced for Company expenses and any balance owed will be paid back in the normal course of business.

Due from related parties of $135,644 are amounts due from companies which have a common director with the Company and arose from shared administrative costs. The balance owing is repayable in the normal course of business.

Accounts payable and advances include $26,174 payable to a company with a common director and to an officer of the Company.

Due to related parties of $9,896 are amounts due to companies which have a common director with the Company and arose from shared administrative costs. The amount is repayable in the normal course of business.

7.

Share Capital

Escrow Shares

As at March 31, 2007, there are 375,000 common shares held in escrow (December 31, 2006: 375,000), the release of which is subject to regulatory approval.

Stock Options

The Company has established a formal stock option plan in accordance with the policies of the TSX-V under which it is authorized to grant options up to 10% of its outstanding shares to officers, directors, employees and consultants.  The exercise price of each option is not less than the market price of the Company’s stock as calculated on the date of grant.  The options are for a maximum term of five years.

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the three month period ended March 31, 2007

Expressed in Canadian Dollars

7.

Share Capital (cont’d)

Stock option transactions and the number of stock options outstanding are summarized as follows:

	March 31, 2007		December 31, 2006
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of period	3,475,000	$0.70	2,558,332	$0.97

Expired Unexercised	(230,000)	0.70	(1,743,332)	1.09
	(20,000)	0.68	-	-
	(50,000)	1.00	-	-

Granted	-	-	2,735,000	0.70

Exercised	-	0.00	(75,000)	0.68

Outstanding, end of period	3,175,000	$0.70	3,475,000	$0.70

At March 31, 2007, there were 3,175,000 stock options outstanding entitling the holders thereof the right to purchase one common share for each purchase option held:

Number	Exercise Price($)	Expiry Date

670,000	0.68	Jan 7, 2008
2,505,000	0.70	Feb 21, 2011

3,175,000

Stock-Based Compensation

The Company has a stock-based compensation plan as disclosed in Note 6, whereby stock options are granted in accordance with the policies of regulatory authorities.  The fair value of all share purchase options are expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

The Company uses the fair value based method of accounting for stock options granted to consultants, directors, officers and employees. The non-cash compensation charge for the three months ending March 31, 2007 was $nil (March 31, 2006 $1,230,750) since no granting of options to directors and employees took place.

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the three month period ended March 31, 2007

Expressed in Canadian Dollars

7.

Share Capital (cont’d)

Share Capital

Authorized:
Unlimited common shares without par value

Issued:	Number of Shares		Price Per Share $	Amount $

Balance December 31, 2005	53,310,988			42,402,819

Exercise of stock options	75,000		0.68	51,000
Transfer of contributed surplus on exercise of options	-	75,000	0.43	32,250

Balance December 31, 2006 & March 31, 2007	53,385,988			42,486,069

8.

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.

9.

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

10.

Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector relating to gold exploration.  Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis. The Company’s assets are located in Canada, Caymans, Guatemala, Nicaragua, Panama, Ecuador, and Mexico.

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the three month period ended March 31, 2007

Expressed in Canadian Dollars

10.

Segmented Information (cont’d)

Details of identifiable assets by geographic segments are as follows:

	Three Months Ended	Year Ended
	March 31, 2007	December 31, 2006

Total Assets
Canada	$ 10,518,186	$ 10,787,157
Caymans	26,219	85,195
Ecuador	121,874	117,864
Guatemala	10,166,946	10,017,783
Nicaragua	3,773,015	3,705,119
Mexico	189,424	108,325
Other	1,894	1,795
	$ 24,797,558	$ 24,823,238

Property & Equipment
Canada	$ 35,564	$ 34,874
Guatemala	49,793	55,220
Nicaragua	216,828	218,416
Mexico	21,844	22,453
	$ 324,029	$ 330,963

Resource Properties Acquisition
Ecuador	$ 113,130	$ 113,130
Guatemala	4,142,864	4,142,864
Nicaragua	5,863	-
	$ 4,261,857	$ 4,255,994

Deferred Exploration Costs
Ecuador	$ 8,744	$ 4,734
Canada	4,129	4,129
Guatemala	5,932,634	5,753,973
Mexico	92,394	-
Nicaragua	3,650,432	3,419,418
	$ 9,688,333	$ 9,182,254

11.

Financial Instruments

a)

Credit risk:

For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

b)

Foreign currency risk:

The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions.  As at March 31, 2006, cash totalling $688,127 (2006 - $336,559) was held in US dollars, $75,311 (2006 - $8,450) in Nicaragua Cordoba, $22,129 (2006 - $2,415) in Guatemala Quetzal and $70,571 (2006 - $20,001) in Mexican Pesos.

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the three month period ended March 31, 2007

Expressed in Canadian Dollars

12.

Accumulated Other Comprehensive Income

March 31, 2007

Balance at December 31, 2006	$ -
Cumulative impact of accounting changes	36,436

Adjusted balance January 1, 2007	36,436
Unrealized gain on available for sale marketable securities	28,711

Balance at March 31, 2007	$ 65,147

13.

Subsequent Event

The Company granted incentive stock options to purchase up to an aggregate of 1,025,000 shares exercisable for five years at a price of $0.52 per share.

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RADIUS GOLD INC.

(the “Company”)

MANAGEMENT’S DISCUSSION AND ANALYSIS

First Quarter Report – March 31, 2007

General

This Management’s Discussion and Analysis (“MD&A”) supplements, but does not form part of, the unaudited interim consolidated financial statements of the Company for the three months ended March 31, 2007.  The following information, prepared as of May 22, 2007, should be read in conjunction with the March 31, 2007 financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles.  All amounts are expressed in Canadian dollars unless otherwise indicated.  The March 31, 2007 financial statements have not been reviewed by the Company’s auditors.

Business of the Company

The Company is in the business of acquiring, exploring and developing mineral properties, primarily gold targets, with a regional focus on Latin America.  In some instances joint venture partners are found to advance the projects following discovery.  Presently the Company has a portfolio of projects in Nicaragua, Guatemala, Ecuador and southern Mexico.

Nicaragua

Natividad

The Company’s most advanced project in Nicaragua through 2006 was the Natividad project, located in Central Nicaragua, which Radius was advancing through a joint venture with Meridian Gold Inc.  Meridian has expended over US$4.0 million on the property, having completed a total of 43 holes at Natividad in 2005, and an additional 27 holes in the second phase as of September 30, 2006 (a total of 4,430m of drilling).  The 2006 drilling tested the Manceras, Las Brisas, Ahumada, Pavon Central and Pavon North veins.  In October, Meridian received permission to drill at the Las Vallas zone and approximately 1,000m was drilled in the last months of the year.

Overall the results from these drill campaigns were disappointing and failed to extend the mineralized shoots intersected in last year's drilling.  Strong veining with highly favourable textures was intersected but results generally failed to exceed 2 g/t gold.

In January, 2007, Meridian completed its work at Natividad.  No further results of interest were received and Meridian informed Radius that it was withdrawing from the Natividad joint venture once the camp and drill pads have been rehabilitated.  This work should be competed by June 2007 and the property and all data acquired by Meridian during the term of the joint venture will be returned to Radius.

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San Pedro

Radius is continuing to market the San Pedro project but no further field work has been completed during the period. San Pedro is a large epithermal gold system and management is optimistic that a joint venture partner will be found to advance this prospect.

India Norte

Radius’s teams recently discovered a new, potentially significant vein system in northwest Nicaragua called the India Norte vein system.  India Norte is 100% owned by Radius and lies close to the old La India mining camp approximately 70 km from Managua.  The Company has identified a series of quartz veins and stock work zones associated with a cluster of rhyodacite domes approximately 5 km north of the La India vein system.   Radius’s has defined a north-west trending mineralized structure over 2.5 km long with gold-mineralized stock works up to 30 m in true width locally.  Initial trench sampling returned low to moderate grade gold results but over significant widths.

There is reason to believe that the Company’s work to date has identified the upper parts of an extension to the formerly productive La India vein system. In La India mining camp the productive zone of the veins mined ranges from an elevation of 500 m ASL down to as low as 50 m ASL.  The trenches sampled by Radius at India Norte are from well above that elevation, ranging from 550m ASL to over 700m ASL, indicating significant potential for economic gold-bearing veins at deeper levels.   A drill plan has been prepared and a drill permit application has been filed with the relevant authorities.

Northern Autonomous Region

Reconnaissance work comprising stream sediment sampling and prospecting programs continued throughout the quarter. This work has identified several areas of interest in the Region Autonoma Atlantico Norte (“RAAN”) where notable amounts of free gold in sediments and gold in quartz float have been identified.  Radius has submitted several exploration concession applications covering these areas of interest.  Technical work in these areas is on hold pending the granting of the concessions; however, further generative work is ongoing in this very challenging but highly prospective region of Nicaragua.

Guatemala

Tambor

The Tambor Properties host an orogenic lode gold belt, discovered by Radius in 2000 and explored by Gold Fields under joint venture until 2004.  Gold Fields drill tested the Guapinol, La Laguna, Poza del Coyote and Cliff zones and outlined a 43-101 compliant resource of 216,000 ounces of gold in inferred resources (2.55 million tonnes @ 2.64 g/t Au) and 57,800 ounces in indicated resources (456,000 tonnes @ 3.94 g/t Au) prepared by Chlumsky, Armbrust and Meyer LLC of Lakewood Colorado.  The majority of this resource is contained within high grade quartz vein bodies.

In early 2007 permits were obtained and underground exploration commenced at the Tambor project by way of an exploration drift to access the high grade gold zones at Guapinol. The primary objective of the underground work is to better understand the structural controls on the quartz-gold mineralization and hence the potential to develop additional resources.  Radius will develop a crosscut through the quartz body which gave the high grade intercept in hole PDD-03-033 (80.5g/t Au over 5.3m).  The estimated distance from the adit portal to the target zone of high grade quartz is 205m.  As of May 12, 2007, the adit had advanced 90m.

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Banderas

The Company received the final batch of results from a ten hole drill program conducted at the Banderas property late in 2005 by Radius’s joint venture partner, Glamis Gold Inc.  No significant intersections were encountered in the program and Glamis subsequently withdrew from the joint venture.  The Company is presently reviewing the options for this property.

Mexico

From January through to April 2006, Radius undertook property visits and evaluations of third party properties in the states of Jalisco, Sinaloa, Michoacan and Guanajuato.  The Amatista project, a low sulfidation gold-silver system in the state of Nayarit, was optioned in 2005.  Exploration results were however disappointing and the option agreement was terminated in April, 2006.  None of the other projects were sufficiently interesting to justify Radius’s pursuing them further.  In the second half of 2006, the Company carried out a low-key reconnaissance exploration program in the state of Jalisco.  Several areas of silver-gold bearing quartz veins were identified, locally associated with stock work zones and quartz tourmaline breccias.  Sampling, however, returned weak metal values and no further work is planned.

In the fourth quarter of 2006 a reconnaissance program was commenced in the states of Chiapas and Oaxaca, and Radius has continued actively undertaking exploration work in the region throughout the quarter.  Several areas of anomalous gold and silver values in both stream sediment and rock have been identified, and applications for several concessions have been made.  Additional follow up work is ongoing as is further reconnaissance work.  Details on the various areas will be reported once Radius has secured title.

Ecuador

In November 2006, Radius signed an option agreement with Minera Cachabi C. Ltda. (“Mineca”), an Ecuadorian company, whereby Radius may earn a 70% interest in the Cerro Colorado high sulphidation gold project in Azuay province, southern Ecuador by incurring exploration expenditures of US$3-million by the third anniversary of the commencement of drilling on the project.  In addition, Radius must make staged cash payments to Mineca of US$1-million, with US$100,000 paid on signing of the agreement, a further $125,000 payable when Radius begins drilling on the project, and additional cash payments totalling $775,000 to be made up to and including the third anniversary of commencement of drilling.  Radius must also fund and prepare a feasibility study on or before the fifth anniversary of the start up of drilling.  Once Radius has earned its 70% interest in the project, Radius and Mineca will negotiate a joint venture agreement to develop the project.

The project lies at an elevation of 2,400 to 3,200m, and is 80km south of the city of Cuenca.  It was explored by Newmont during the 1990s, and some 800 rock chip samples were collected.  Opposition at the time by some of the local communities influenced Newmont’s decision to abandon the project in 1992.  Newmont’s work identified three priority targets:

1.

Cerro Colorado is a 200m diameter hill with abundant pervasive silicification and was Newmont’s main target area.  The area has been tentatively interpreted as being at the roots of a large silica “Yanacocha-type” system.  Values of trace to 2.7g/t Au have been recovered from grab and chip sampling of the zone.  The size of the alteration and the extent of the silicification make Cerro Colorado a high priority drill target.

2.

The Reservoir anomaly is located at the north end of the greater Cerro Colorado project area.  The anomaly consists of poorly outcropping sub vertical ribs of spongy silica with anomalous gold values.  The main drill target consists of outcrops of altered limonitized and silicified ignimbrite which assays from trace to 1.1 g/t Au.

3.

The Bola Rumi zone is situated 5km south of Cerro Colorado and consists of silica replacements within schistose Paleozoic or younger rocks.  Anomalous gold values from trace to 4.5 g/t Au were returned from sampling.  Quartz replacements occur for roughly 1km along strike.  The Balo Rumi target also contains the highest silver values returned from Cerro Colorado with several values of up to 60g/t returned from the western end of the Bola Rumi area.  This is quite distinct from the other anomalies, where Ag values are low (<5g/t).

Radius’s initial work at Cerro Colorado has focused on community relations to secure permission from the local community to drill the project.  In the light of recent political uncertainty over the Ecuadorian government’s future intentions towards international mining investment, management has adopted a low key approach towards progressing Cerro Colorado.  Community liaison will continue in conjunction with on-going monitoring of the broader political climate.

Quarterly Information

The following table provides information for the eight fiscal quarters ended March 31, 2007:

	First Quarter Ended March 31, 2007 ($)	Fourth Quarter Ended Dec. 31, 2006 ($)	Third Quarter Ended Sept. 30, 2006 ($)	Second Quarter Ended June 30, 2006 ($)	First Quarter Ended March 31, 2006 ($)	Fourth Quarter Ended Dec. 31, 2005 ($)	Third Quarter Ended Sept. 30, 2005 ($)	Second Quarter Ended June 30, 2005 ($)
Total Income	75,422	238,352	8,335	18,760	111,612	69,162	167,825	50,396
Net Loss (Gain)	115,695	2,714,519	132,291	155,509	1,561,487	6,148,545	(3,692)	244,203
Net Loss per share	0.00	0.05	0.00	0.00	0.03	0.12	0.00	0.00

Results of Operations

For three months ended March 31, 2007, the Company had a consolidated net loss of $115,695 ($0.00 per share) compared to a net loss of $1,561,487 ($0.03 per share) for the three months ended March 31, 2006.  The net loss for the three months ended March 31, 2007 is significantly less than the same period in 2006 due to large stock-based compensation and property write-off charges recorded in 2006.  Corporate expenses (not including amortization and stock-based compensation) in the 2007 period were about 50% greater than the corporate expenses incurred in the 2006 period.  Categories of corporate expenses which were significantly higher in 2007 were consulting fees, public relations and travel.  Interest income earned in the 2007 period was less than the amount earned in 2006 due to a decrease in the amount of funds invested.

Liquidity and Capital Resources

The Company’s cash and marketable securities decreased from approximately $9.96 million at December 31, 2006 to $8.94 million at March 31, 2007.  During the three months ended March 31, 2007, the Company received approximately $88,000 in income and foreign exchange gains, and spent approximately $516,000 on exploration and equipment purchases, $171,000 on corporate expenses and $405,000 on advances for exploration expenses.  Working capital at March 31, 2007 was $10.27 million compared to $10.83 million at December 31, 2006.

Management expects that the Company will have sufficient working capital to meet its corporate and exploration commitments over at least the next 24 months.  Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity.  Management believes it will be able to raise equity capital as required in the long term, but recognizes the uncertainty attached thereto.  The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Mineral Properties Expenditures

Guatemala - During the three months ended March 31, 2007, $178,661 was incurred on exploration of mineral properties in Guatemala.  Of that amount, the major expenditure categories include $115,982 for linecutting and trenching, $15,633 for geological consulting fees, and $13,631 for salaries.

Nicaragua - During the three months ended March 31, 2007, the Company incurred $231,014 in exploration costs in Nicaragua.  Of that amount, the major expenditure categories include $70,451 for geological consulting fees, $51,403 for licences, rights and taxes, and $19,930 for salaries.

Mexico - During the three months ended March 31, 2007, the Company incurred $92,394 in exploration costs in Mexico.  Of that amount, the major expenditure categories include $54,016 for geological consulting fees, $9,849 for other consulting fees and $9,762 for geochemistry.

Ecuador - During the three months ended March 31, 2007, the Company incurred $4,010 in exploration costs on the Cerro Colorado Project, Ecuador.

Related Party Transactions

The Company incurred the following expenditures charged by officers and companies which have common directors with the Company:

	For the three months ended March 31,
	2007	2006
Expenses:
Management fees	$ 15,000	$ 15,000
Salaries and benefits	19,720	19,608
Mineral property costs:
Geological consulting fees	18,000	48,005

	$ 52,720	$ 82,613

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $4,520 due from directors and officers of the Company. These were funds advanced for Company expenses and any balance owed will be paid back in the normal course of business.

Due from related parties of $135,644 are amounts due from companies which have a common director with the Company and arose from shared administrative costs. The balance owing is repayable in the normal course of business.

Accounts payable and advances include $26,174 payable to a company with a common director and to an officer of the Company.

Due to related parties of $9,896 are amounts due to companies which have a common director with the Company and arose from shared administrative costs. The amount is repayable in the normal course of business.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com.

Share Position, Outstanding Warrants and Options

The Company’s outstanding share position as at May 22, 2007 is 53,385,988 common shares, and the following share purchase warrants and incentive stock options are currently outstanding:

WARRANTS
No. of Shares	Exercise Price	Expiry Date

Nil

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STOCK OPTIONS
No. of Shares	Exercise Price	Expiry Date

670,000	$0.68	January 7, 2008
2,505,000	$0.70	February 21, 2011
1,025,000	$0.52	April 16, 2012
4,200,000

Change in Accounting Policies - Financial Instruments

On January 1, 2007, the Company adopted the provisions of CICA Sections 1530 “Comprehensive Income”, 3251 “Equity”, 3855 “Financial Instruments – Recognition and Measurement”, 3861 “Financial Instruments – Presentation and Disclosure”, and 3865 “Hedges” which were effective for the fiscal years beginning on or after October 1, 2006.  These sections address the classification, recognition and measurement of financial instruments and hedges in the financial statements and inclusion of other comprehensive income.

As a result of adopting these new standards at January 1, 2007, the Company recorded an unrealized gain of $36,436 for the change in accounting for financial assets classified as “available-for-sale” and measured at fair value instead of cost.  This increase is reported as a one-time cumulative effect to other comprehensive income.

The Company has made the following classifications:

The marketable securities have been classified as “available-for-sale”.  They are initially recorded at cost which is equal to their fair value.  Subsequent changes to the market value of the investments are recorded as changes to other comprehensive income.

Cash and cash equivalents, accounts receivable and prepaid expenses, due from related parties, and accounts payable and accrued liabilities have been classified as “held-for-trading”.  The fair values of these financial instruments approximate their carrying values due to their short-term nature or capacity of prompt liquidation.

Forward Looking Information

Certain statements contained in this MD&A and elsewhere constitute forward-looking statements.  Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the Company to materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risks and Uncertainties

The business of mineral exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines.  At present, none of the Company’s properties has a known commercial ore deposit.  The Company’s mineral properties are also located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries.  Operations, the status of mineral property rights, title to the properties and the recoverability of amounts shown for mineral properties in emerging nations can be affected by changing economic, regulatory and political situations.  Other risks facing the Company include competition, environmental and insurance risks, fluctuations in metal prices, share price volatility and uncertainty of additional financing.

Internal Disclosure and Financial Reporting Controls

Management of the Company has designed such disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to management.  Management has evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the annual filings and has concluded that they are sufficiently effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.

Management has also designed such internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s GAAP.